[MORRISON FOERSTER LETTERHEAD]




                                October 11, 2005

Via electronic mail and Edgar submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Mr. Mark Brunhofer

      Re:  Integrated Healthcare Holdings, Inc.
           Form 10-KSB for the Fiscal Year Ended December 31, 2004
           Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005 Form 8-K/A Dated March 3, 2005 Filed June 8, 2005
           File No. 0-23511

Dear Mr. Brunhofer:

      This letter is to inform you that Integrated Healthcare Holdings, Inc. (the "Company") is in the process of preparing a response to the Staff's comment letter dated September 21, 2005. As we discussed last week, the Company originally anticipated being able to provide a written response by last Friday; however, the Company is now considering additional factors in preparing its response. Therefore, we expect to be able to provide you with the Company's response letter and proposed amendments by no later than Monday, October 17, 2005.

      If you have any questions regarding the foregoing, please contact the undersigned at (213) 892-5290.

                              Sincerely,

                              /s/ Allen Z. Sussman
                              ----------------------------
                              Allen Z. Sussman